SAMSON OIL & GAS LIMITED ANNOUNCES RESULTS OF GENERAL MEETING

Perth, 14 July 2010

Pursuant to ASX Listing Rule 3.13.2, Samson Oil & Gas Limited advises on the outcome of voting on the resolutions put to shareholders at the General Meeting held today, 14 July 2010.

Details of the voting in regard to the resolutions (together with the information required to be given by Section 251AA of the Corporations Act) was as follows:

Resolution 1 – Ratification of Allotment of Shares

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	88,013,263
Votes of proxies directed to vote against the resolution	:	1,404,808
Votes of proxies directed to abstain on the resolution	:	-
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 2 – Issue of Shares to N T MacLachlan

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	73,173,043
Votes of proxies directed to vote against the resolution	:	2,220,958
Votes of proxies directed to abstain on the resolution	:	14,024,070
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 3 – Issue of Shares to T M Barr

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	87,267,113
Votes of proxies directed to vote against the resolution	:	2,150,958
Votes of proxies directed to abstain on the resolution	:	-
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 4 – Issue of Shares to V Rudenno

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	83,227,418
Votes of proxies directed to vote against the resolution	:	2,220,958
Votes of proxies directed to abstain on the resolution	:	3,969,695
Votes of proxies able to vote at the proxies' discretion	:	-

Resolution 5 – Issue of Shares to k Skipper

Resolution passed by a show of hands. Proxy votes were as follows:

Votes of proxies directed to vote for the resolution	:	86,727,418
Votes of proxies directed to vote against the resolution	:	2,220,958
Votes of proxies directed to abstain on the resolution	:	469,695
Votes of proxies able to vote at the proxies' discretion	:	-

For and on behalf of the Board of Directors of
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary